     Filed by Fidelity National Information Services, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Metavante Technologies, Inc.
Commission File No. 001-33747

Fidelity National Information Services, Inc. and Metavante Technologies, Inc.
to Hold Special Shareholders Meetings

JACKSONVILLE, Fla. and MILWAUKEE, July 21, 2009 – Fidelity National Information Services, Inc. (NYSE: FIS) and Metavante Technologies, Inc. (NYSE: MV) today announced that each company will hold a special meeting of its shareholders on September 4, 2009.

FIS will hold a special meeting of its shareholders to vote on the issuance of FIS common stock in connection with the merger of Metavante into a wholly owned subsidiary of FIS, and to vote on the issuance of approximately 16 million shares of FIS common stock to affiliates of Thomas H. Lee Partners, L.P. and Fidelity National Financial, Inc. in connection with the equity investments in FIS to be made by those parties coincidentally with the completion of the merger. FIS shareholders of record as of June 29, 2009 will be entitled to vote at the special meeting. Metavante will hold a special meeting of its shareholders to vote on the approval of the merger agreement. Metavante shareholders of record as of June 29, 2009 will be entitled to vote at the special meeting.

The Registration Statement filed by FIS with the Securities and Exchange Commission has been declared effective and FIS and Metavante expect to mail the joint proxy statement/prospectus relating to the shareholders meetings to their respective shareholders in the next week.

Completion of the merger remains subject to antitrust clearance in the United States, receipt of FIS and Metavante shareholder approvals, and other customary closing conditions. FIS and Metavante expect the merger to close during the fourth quarter of 2009.

About Fidelity National Information Services, Inc.
Fidelity National Information Services, Inc. (NYSE: FIS), a member of the S&P 500 Index, is a leading provider of core processing for financial institutions; card issuer and transaction processing services; and outsourcing services to financial institutions and retailers. FIS has processing and technology relationships with 40 of the top 50 global banks, including nine of the

Filed by Fidelity National Information Services, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Metavante Technologies, Inc.
Commission File No. 001-33747

top 10. FIS is a member of the S&P 500 Index and has been ranked the number one banking technology provider in the world by American Banker and the research firm Financial Insights in the annual FinTech 100 rankings. Headquartered in Jacksonville, Fla., FIS maintains a strong global presence, serving more than 14,000 financial institutions in more than 90 countries worldwide. For more information on FIS, please visit www.fidelityinfoservices.com.

About Metavante
Metavante Technologies, Inc. (NYSE: MV) is the parent company of Metavante Corporation. Metavante Corporation delivers banking and payments technologies to approximately 8,000 financial services firms and businesses worldwide. Metavante products and services drive account processing for deposit, loan and trust systems, image-based and conventional check processing, electronic funds transfer, consumer healthcare payments, electronic presentment and payment, outsourcing, and payment network solutions including the NYCE Network, a leading ATM/PIN debit network. Metavante (www.metavante.com) is headquartered in Milwaukee. Metavante and NYCE are registered trademarks of Metavante Corporation, which is the principal subsidiary of Metavante Technologies, Inc.

Forward Looking Statements
This press release contains statements related to FIS’ and Metavante’s future plans and expectations, and, as such, constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results to be different from those expressed within this press release. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the failure to obtain approval of FIS’ and Metavante’s shareholders; and (iii) other risks detailed from time to time in the reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It
In connection with the proposed transactions, FIS has filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. The Registration Statement has been declared effective by the SEC and FIS and Metavante expect to mail the final joint proxy statement/prospectus to their respective shareholders in the next week. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about FIS, Metavante and the proposed transactions.

Filed by Fidelity National Information Services, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Metavante Technologies, Inc.
Commission File No. 001-33747

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’ Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.metavante.com.

Participants in the Solicitation
FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions is set forth in the joint proxy statement/prospectus. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS' 2009 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2009. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in Metavante’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 20, 2009, as amended by the Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2008, which was filed with the SEC on April 30, 2009.

Contacts
Mary K. Waggoner, Senior Vice President of Investor Relations, FIS
+1-904-854-3282, or
Marcia Danzeisen, Senior Vice President Marketing and Corporate Communications, FIS
+1-904-854-5083;
Kirk Larsen, Treasurer and Vice President of Investor Relations of Metavante Corporation,
+1-414-357-3553, or
Chip Swearngan, Vice President, Corporate Communications, of Metavante Corporation,
+1-414-357-3688

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